0102103-0000073 UKO2: 2008037626.4 1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR For Period Ended: December 31, 2023 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A PART I – REGISTRANT INFORMATION VEON Ltd. Full Name of Registrant VimpelCom Ltd. Former Name if Applicable Claude Debussylaan 88 Address of Principal Executive Office (Street and Number) 1082 MD, Amsterdam, the Netherlands City, State and Zip Code PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date. (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. SEC FILE NUMBER 1-34694 CUSIP NUMBER 91822M502

0102103-0000073 UKO2: 2008037626.4 2 PART III – NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. VEON is unable to file its annual report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) within the prescribed time as VEON requires additional time to appoint a Public Company Accounting Oversight Board (“PCAOB”) auditor for 2023, complete its consolidated financial statements, and, subsequently, receive the related audit report on the financial statements and internal control over financial reporting. VEON is working diligently to complete these activities and file the Form 20-F as soon as practicable. VEON aims to file its Form 20-F before October 28, 2024, the expiry of the 180-day extension it intends to seek from Nasdaq in connection with its Form 20-F filing delinquency. However, for reasons discussed below, there can be no assurance that VEON will be able to file its Form 20-F by that date. The conflict beginning in February 2022 between Russia and Ukraine has had a significant impact on VEON Ltd.’s (“VEON”) and its subsidiaries’ (collectively with VEON, the “Group”) business. As reported in VEON’s 12b-25 notification of late filing filed on May 2, 2023, with respect to VEON’s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Form 20-F”), VEON faced significant challenges in timely appointing an auditor for 2022. The same challenges reported in such notification also continued to apply as VEON sought to appoint an auditor for 2023 prior to the sale of its Russian operations. However, with the sale of its Russian operations in October 2023, VEON has faced new challenges in appointing a PCAOB auditor for 2023. As previously disclosed on its Form 6-K furnished to the Securities and Exchange Commission on March 14, 2023, VEON has been unable to appoint an auditor who meets the principal auditor requirements under the PCAOB auditing standards and is a PCAOB-registered auditor able to perform (or assume responsibility for) the audit work in the countries where it had major assets or revenue in 2023, or alternatively divide responsibility with other auditors who are PCAOB-registered. The Group’s principal countries of operation following the sale of its Russian operations are Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan and Kyrgyzstan. Given the limited presence of PCAOB-registered auditors in these jurisdictions, VEON has found it challenging to find auditors that are qualified to perform its PCAOB audit and also have the available resources to do so. VEON is in discussions with audit firms that it believes would be qualified to conduct its PCAOB audit for 2023 and is working to finalize the appointment of its PCAOB auditor for 2023 as soon as possible, which VEON management hopes will enable it to meet its Form 20-F filing target date of on or before October 28, 2024. In the event that Nasdaq does not accept VEON’s plan to regain compliance with its filing obligations by October 28, 2024, or VEON is unable to file its Form 20-F by that date, VEON would expect to receive a staff delisting determination from Nasdaq. If this were to occur, VEON intends to request a hearing and a further extension from Nasdaq to regain compliance with its periodic reporting requirements; Nasdaq can grant up to 360 days from its Form 20-F filing deadline, or until April 25, 2025, for VEON to regain compliance with its filing requirements prior to Nasdaq suspending and delisting VEON’s securities. However, there can be no guarantee that Nasdaq will grant the maximum time permitted to regain compliance and Nasdaq may also initiate suspension of trading or delisting action ahead of this time. If the deadlines granted by Nasdaq were prior to the date by which VEON could file its Form 20-F, it could be delisted from Nasdaq. A delisting from trading would have a material adverse effect on the market for VEON’s American Depositary Shares (“ADS”) and the ability of shareholders to sell their ADSs in the public market, which would likely have an adverse effect on the market price of VEON’s ADSs. Since VEON’s common shares traded on Euronext Amsterdam are fungible with its ADSs, or can be made fungible via deposit and cancellation procedures, a delisting on Nasdaq could also have an adverse effect on the market price of VEON’s common shares on Euronext Amsterdam. As in its 2022 Form 20-F, management expects that at the time of the issuance of its financial statements for the year ended December 31, 2023 that it will conclude, and disclose in said financial statements, that a material uncertainty remains related to events or conditions related to the conflict beginning in February 2022 between Russia and Ukraine that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Furthermore, as previously announced, the Group will not be able to supply the statutory audited financial statements (which are separate from the PCAOB audited consolidated financial statements required to be included in the Form 20- F) of VEON Holdings B.V. to its bond holders within the applicable grace period following the June 2023 contractual

0102103-0000073 UKO2: 2008037626.4 3 delivery date. The Company has launched a consent solicitation process to obtain the relevant waivers from its bond holders. In the event the consent solicitation is not successful, this could lead to an event of default under certain of its debt agreements, which would have a material impact on VEON’s liquidity and financial condition. PART IV – OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification A. Omiyinka Doris, Group General Counsel +31 20 797 7200 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. VEON disclosed the unaudited preliminary selected results of its operations prepared internally by management for the Fiscal Year 2023 in a press release dated March 21, 2024 (the “2023 Earnings Release”), which exclude the results of its Russian operations since the sale of such operations was completed in October 2023. The 2023 Earnings Release was furnished to the Securities and Exchange Commission on Form 6-K on the same date. The 2023 Earnings Release results include the preliminary total revenue, service revenue, EBITDA, profit before tax and profit for the Group’s continuing operations, each of which financial metrics have decreased in reported currency terms compared to 2022. The 2023 Earnings Release also reported a significant loss for the year ended December 31, 2023 of U.S.$2.4 billion, after taking into account the loss on the disposal of its discontinued operations, primarily due to cumulative currency translation losses which accumulated in equity through other comprehensive income and reclassified to the Group’s consolidated income statement on the date of the disposal of its Russian operations. The unaudited financial information contained in the 2023 Earnings Release is preliminary and subject to potential adjustments as the results are finalized and the differences could be material. Forward Looking Statements Certain statements made herein contain forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the appointment of PCAOB auditors, the timing for filing of the Form 20-F and the extensions VEON plans to seek from Nasdaq to regain compliance with its listing requirements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this Form 12b-25 and VEON expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this Form 12b-25. There can be no guarantee that any contemplated transactions or activities described in this Form 12b-25 will occur on the terms described herein or at all.

0102103-0000073 UKO2: 2008037626.4 4 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001). ATTENTION VEON Ltd. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date May 1, 2024 By /s/ Kaan Terzioğlu Kaan Terzioğlu Chief Executive Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.